



Westfield House
26 Westfield Road
Edinburgh EH11 2QB
United Kingdom
t +44 (0)131 272 7000
f +44 (0)131 272 7001
e sales@wolfsonmicro.com
www.wolfsonmicro.com

FILE NO. 82-34753

19 November 2007



VIA COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, NW
Washington, DC 20549
U.S.A.

Ladies and Gentlemen

Re: **FILE NO. 82-34753**

Wolfson Microelectronics plc (the "Company")
Supplemental Submission Pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934

We are submitting the information indicated on Schedule I pursuant to the Company's exemption from the registration requirements of the Securities Exchange Act of 1934 under Rule 12g3-2(b) thereunder. The Company's counsel received an acknowledgement postmarked November 24, 2003, from the staff of the Commission confirming receipt of the Company's initial submission.

The information listed on Schedule I and submitted herewith is information that may be material to investors that the Company:

1. has made or is required to make public pursuant to the laws of Scotland;

2. has filed or is required to file with the United Kingdom Listing Authority ("UKLA") or the London Stock Exchange and which was made public by the UKLA or the London Stock Exchange; and

3. has distributed or is required to distribute to the holders of the Company's securities.

Pursuant to Rule 12g3-2(b)(1)(i) under the Exchange Act, we are enclosing one (1) copy of each of the documents described on Schedule I. This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or require any additional information please contact either the undersigned at the Company on 011-44-131-272-7429 or Timothy Corbett, of Wilmer Cutler Pickering Hale and Dorr LLP (our external legal counsel) at 011-44-20-7645-2509.

dlw 11/29



Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it in the enclosed envelope to Timothy Corbett, Wilmer Cutler Pickering Hale and Dorr LLP, 60 State Street, Boston, MA 02109.

Yours faithfully

Mark Cubitt
Finance Director and Company Secretary

Enclosures



SCHEDULE I
WOLFSON MICROELECTRONICS PLC

Supplemental Information Submitted Pursuant to Rule 12g3-2(b)(i)

1. Information notified to the Regulatory Information Service between 20 October 2007 and 16 November 2007 (inclusive)

    - Third Quarter Results
    - Notification in relation to voting rights and capital
    - Appointment of Chairman
    - Share Purchase by a Director

2. Documents filed with Registrar of Companies for Scotland

    - Forms 88(2) – Return of allotments of shares on exercise of share options

3. Documents submitted to the Financial Services Authority

    None during the period.

Regulatory Announcement

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Free annual report

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	3rd Quarter Results
Released	07:01 30-Oct-07
Number	5766G

RNS Number:5766G
Wolfson Microelectronics PLC
30 October 2007

30 October 2007

WOLFSON MICROELECTRONICS plc

Results for the quarter ended 30th September 2007

Wolfson Microelectronics plc ("Wolfson" or "the Company"), a leading supplier of mixed-signal semiconductors for consumer electronic products, announces its financial results for the third quarter ended 30 September 2007.

Third quarter financial highlights:

- Revenue: up 21% to a record $70.4m (Q3 2006: $58m)
- Gross margin: 52.6% (Q3 2006: 52.0%)
- Operating profit: $13.7m (Q3 2006: $15.5m before non-recurring charge of $5.8m)
- Operating margin: 19.4% (Q3 2006: 26.8% before non-recurring charge, 16.9% after)
- Profit before tax: $14.7m (Q3 2006: $16.5m before non-recurring charge, $10.7m after)
- Normalised profit before tax*: $17.2m (Q3 2006: $17.3m)
- Adjusted fully diluted earnings per share**: 9.36 cents (Q3 2006: 6.48 cents)
- Operating cash inflow up to $11.5m (Q3 2006: $3.0m)

Third quarter operational highlights:

- Portable segment driven by strong growth in portable navigation devices, portable media players and digital cameras
- Consumer audio segment driven by solid growth in flat-panel TVs, set-top boxes, video games consoles and automotive
- Reinforced leadership position in high performance audio with launch of innovative ultra high performance DAC#
- Began volume shipments of Wolfson AudioPlusTM Power Management chip for a global brand
- Completed organisational integration of Sonaptic acquisition
- Continuing to strengthen the worldwide sales organisation with the addition of new sales VPs for the Americas and Europe

Outlook

- Current order backlog in line with normal seasonal consumer demand trends and management expectations

- Fourth quarter revenues forecast to be in the range of $66m-$72m, resulting in anticipated full year 2007 revenues in the range of $226m-$232m, a growth of 11%-14% over 2006

- Gross margins expected to remain stable around 53%

- Company continues to look to the final quarter of this year, and into 2008, with confidence of materially outperforming the underlying growth in the consumer electronics market.

* Normalised profit before tax excludes the impact of IFRS 2 share based payment costs, acquired intangible asset amortisation and in 2006 a non-recurring charge arising from compensation related to the tax treatment of employee share options. (see note 5 for reconciliation)

** Adjusted fully diluted earnings per share represents the profit after tax, adding back amortisation of acquired intangible assets net of the estimated tax impact of such cost, divided by the number of diluted shares in issue.

Commenting on the results Dave Shrigley, Chief Executive Officer of Wolfson, said: "Wolfson set a new record in the third quarter by delivering its highest-ever quarterly revenues. The Company has made good progress with the integration of its recently acquired technologies and has benefited from some significant new design wins. These factors further enhance our market-leading position, which is founded upon strong customer relationships, product differentiation and quality.

Looking ahead, order backlog for the fourth quarter remains encouraging in the current peak season for the consumer electronics market. As a result, we remain on track to achieve double-digit growth for the full year and are confident that our momentum will continue to drive superior performance."

Enquiries:

Wolfson Microelectronics
Dave Shrigley, Chief Executive   0131 272 7000
Mark Cubitt, Finance Director

Corfin Communications
Harry Chathli, Neil Thapar   020 7977 0020

Dave Shrigley, CEO and Mark Cubitt, Finance Director, will be hosting a conference call for investors and analysts at 0900 GMT. UK Dial-in +44 (0)20 7070 5412; US Dial-in +1866 43 27 186. The conference call can also be heard LIVE from 0900 GMT via www.wolfsonmicro.com/investor or www.streetevents.com

Replay of conference call available from 1030 GMT: on +44 (0)20 8196 1998 or +1866 583 1035 Access Pin 606587#.

This document contains certain statements that are not historical facts, including statements about Wolfson's expectations and beliefs and statements

with respect to its business plan, operations and financial performance and condition and other objectives. Such statements are forward-looking statements. These statements typically contain words such as "intends", "expects" "anticipates", "estimates", "aims", "believes", "assumes", "should", and words of similar import, which are predictions of or indicate future events and future trends. Undue reliance should not be placed on such statements, which are based on Wolfson's current plans, estimates, projections and assumptions. By their nature, forward-looking statements involve known and unknown risk and uncertainty because they relate to events and depend on circumstances which may occur in the future and which in some cases are beyond Wolfson's control. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited, to future revenues being lower than expected; increasing competitive pressures within the industry; general economic conditions or conditions affecting the relevant industries, both domestically and internationally, being less favourable than expected.

Overview

Wolfson is pleased to report its highest ever quarter of revenues as the recovery in consumer electronics end markets seen in the second quarter continued to gain momentum in the third quarter. In addition, the Company continued to benefit from major new product launches by its leading customers, resulting in a stronger than expected finish to the quarter.

Revenues in the third quarter increased by 21% to $70.4m compared with the corresponding period last year (Q3 2006: $58m). On a sequential basis, revenues increased by 42% over the previous quarter. Gross margin at 52.6% was marginally down on the previous quarter due to lower yields on certain new product introductions.

Third quarter normalised profit before tax, which excludes the impact of IFRS2 share based payment costs, amortisation of acquired intangibles and, for 2006, the non-recurring charge, amounted to $17.2m (Q3 2006: $17.3m). Profit before tax increased by 37% to $14.7m (Q3 2006: $10.7m). A full reconciliation between the two profit measures is included in note 5.

Operational Review

Overall revenues set a new quarterly record in the third quarter, reflecting strong growth in the portable and consumer audio segments. Wolfson continued to achieve a high level of design wins with both existing and new customers, as well as further inroads into new applications. The top 10 customers accounted for 58% of revenues in the quarter, with over 200 customers accounting for the balance.

The portable segment remains a key driver of growth, as Wolfson's high performance, low power semiconductors set the benchmark for quality and functionality in a wide range of battery powered digital devices. Third quarter revenues from the portable segment were $52.7m, an increase of 21% year on year (Q3 2006: $43.5m) and 49% over Q2 2007, driven by strong growth from the portable navigation device (PND), portable media players (PMP) and digital still camera (DSC) markets.

Revenue into the multimedia handset market increased by 32% over the previous quarter. Wolfson further strengthened its position with Korean Tier 1 manufacturers, though the overall result was affected by difficult industry conditions faced by some second tier manufacturers. During the quarter, the Company also benefited from one of the most anticipated handset product launches by a global brand.

Revenues from the consumer audio segment, where Wolfson's semiconductors are typically used in mains-powered electronics goods, rose to $12.5m in the third quarter, a 33% increase over the comparable quarter last year (Q3 2006: $9.3m), led by strong contributions from flat-panel TVs, set-top boxes, video games consoles and automotive applications.

Third quarter revenues from the imaging segment, dominated by sales into multifunction peripherals and scanners, were flat year on year at $5.2m. This represents a 7% improvement from the previous quarter revenues as the Company progresses with a product renewal cycle.

The Company also strengthened the sales and marketing teams in Europe and America through the recruitment of new regional sales VPs in both these regions to further broaden the customer base.

Wolfson AudioPlusTM Strategy Update

Excellent progress was made in implementing the Wolfson AudioPlusTM strategy to broaden the Company's product and technology base for delivering long term growth and enhanced user experience. The response from many Wolfson customers to the Company's technology and product concepts and roadmaps associated with the strategy has been highly encouraging.

Building on the Company's world leading position in consumer audio, the quarter saw the launch of the WM8741, a new ultra high performance stereo DAC (digital analogue converter) for high-end audio applications. The innovative WM8741 reinforces Wolfson's leadership position in high performance audio and provides further foundation for the Wolfson AudioPlusTM growth strategy.

Wolfson also began volume shipments of its AudioPlusTM Power Management chip, WM8350, to a leading global customer for a portable device. This product, part of a new line developed by Wolfson engineers, integrates high-fidelity sound with efficient power management functionality in a single chip. The second product in this range is currently in the final stage of development and is scheduled to be sampled by potential customers in the first quarter of 2008.

The acquisitions in July 2007 of Sonaptic Ltd, a world leader in advanced micro-acoustic technologies, and of Oligon Ltd in January 2007 build on Wolfson's world-class position in high performance audio semiconductors. Both businesses have been integrated successfully into the Wolfson organisational structure.

Wolfson's first chip incorporating Sonaptic's micro acoustic technology is on track for sampling in mid-2008. Development of the first chip implementation using the MEMS technology for silicon microphone-related products for portable and consumer device applications is nearing completion, with initial sales anticipated in the first half of next year.

Financial review

Income statement

Revenue for Q3 2007 increased to $70.4m, representing 21% year on year growth (Q3 2006: $58m) and 42% growth on the previous quarter (Q2 2007: $49.5m).

Gross profit was $37.0m compared to $30.1m in Q3 2006. Gross margin was 52.6% in Q3 2007, up from 52.0% a year ago.

Research and development expenditure was $12.4m (Q3 2006: $7.3m before non-recurring charge, $11.3m after) or 18% of revenue. Sonaptic accounted for $1.3m: $0.8m for the amortisation of acquired intangible assets and $0.5m for salaries and product development costs in the 9 weeks since acquisition.

Distribution and selling expenses amounted to $6.3m (Q3 2006: $5.1m before non-recurring charge, $6.4m after) or 9% of revenue. Sonaptic accounted for $0.4m of this category of expenses.

Administrative expenses were $4.6m (Q3 2006: $2.2m before non-recurring charge, $2.6m after) or 7% of revenue. Sonaptic accounts for certain one-time integration costs of $0.3m and other ongoing costs of $0.2m.

Overheads in the quarter totalled $23.3m; the major factors causing the increase

from $19.1m in the previous quarter were:

	$m
Impact of Sonaptic - 9 weeks (including intangible amortisation)	2.2
Staff incentive scheme accrued against profits	0.5
Increased selling expenses (commissions, packing & freight)	0.5
Impact of further US dollar weakness against Sterling (2.02 v 1.97)	0.4

Headcount is being closely managed and tight cost controls are in place to maintain overheads at the present run-rate going forward.

As a consequence of our UK cost base, reported results will continue to be adversely affected by weakness in the US dollar; each one cent movement has an annual impact of approximately $260,000 on operating profit.

Operating profit was $13.7m, up 40% year on year (Q3 2006: $9.8m) or 12% lower after stripping out the non-recurring charge of $5.8m in Q3 2006. Operating margin was 19.4% compared to 14.3% in Q2 2007 and 16.9% in Q3 2006 (26.8% before non-recurring charge).

It is anticipated that the tax rate will remain around 28% in 2007, reflecting the availability of tax allowances on research and development expenditure.

Adjusted fully diluted earnings per share amounted to 9.36 cents (Q3 2006: 6.48 cents).

Cashflow and Balance Sheet

Cash and short-term deposits amounted to $79.6m at 30 September 2007 compared to $111.1m at 2 July 2007 and $82.5m at 1 October 2006.

Net cash inflow from operating activities was $11.5m in Q3 2007 compared to $7.4m in Q2 2007 and $3.0m in Q3 2006. In the nine months to 30 September 2007 net cash inflow from operating activities amounted to $35.7m compared to $18.5m for the same period in 2006.

In the quarter the impact of the Sonaptic acquisition was a net cash outflow of $22.4m, with a further $18.3m expended on the purchase of Wolfson shares by the employee share trust.

Cash outflow on capital expenditure in the nine month period to 30 September 2007 amounted to $6.5m compared to $5.5m for the same period in 2006.

The days held in inventory, trade debtors and trade payables at 30 September 2007 were 65, 38 and 55 respectively (1 October 2006: 91, 43 and 70 days respectively).

Outlook

Wolfson has made an encouraging start to the fourth quarter. The current order backlog reflects a normal seasonal ramp-up by the consumer electronics industry and remains in line with the Company's expectations.

Revenues in the fourth quarter are forecast to be in the range of $66m -$72m, resulting in anticipated full year 2007 revenues in the range of $226m- $232m, a growth of 11%-14% over 2006. Gross margins are expected to remain around 53%.

With a strong market leadership position, good product development and design win momentum, the Company continues to look to the final quarter of this year, and into 2008, with confidence of materially outperforming the underlying growth in the consumer electronics market.

Consolidated income statement
For the period ended 30 September 2007

	Notes	Q3 2007 Period from 2 July 2007 to 30 September 2007 (Unaudited) $'000	Q3 2006 Period from 3 July 2006 to 1 October 2006 (Unaudited) $'000	Q2 2007 Period from 2 April 2007 to 1 July 2007 (Unaudited) $'000
Revenue		70,355	57,972	49,458
Cost of sales		(33,354)	(27,845)	(23,336)
Gross profit		37,001	30,127	26,122
Distribution and selling costs		(6,315)	(6,436)	(5,257)
Research and development expenses		(12,373)	(11,283)	(10,061)
Administrative expenses		(4,638)	(2,634)	(3,730)
Operating profit		13,675	9,774	7,074
Financial income		1,325	1,155	1,487
Financial expenses		(341)	(225)	(345)
Net financing income		984	930	1,142
Profit before tax		14,659	10,704	8,216
Income tax expense	2	(4,121)	(2,973)	(2,275)
Profit for the period		10,538	7,731	5,941
Basic earnings per share (cents)	3	8.93	6.71	5.06
Diluted earnings per share (cents)	3	8.84	6.48	4.98
Adjusted diluted earnings per share (cents)	3	9.36	6.48	5.03

Consolidated income statement
For the period ended 30 September 2007

	Notes	Year to date 2007 Period from 1 January 2007 to 30 September 2007 (Unaudited) $'000	Year to date 2006 Period from 1 January 2006 to 1 October 2006 (Unaudited) $'000	Year ended 31 December 2006 (Audited) $'000
Revenue		159,977	151,548	204,133
Cost of sales		(75,623)	(73,541)	(98,425)
Gross profit		84,354	78,007	105,708
Distribution and selling costs		(17,083)	(15,429)	(21,231)
Research and development expenses		(31,613)	(24,953)	(33,285)
Administrative expenses		(11,725)	(7,244)	(10,055)
Operating profit		23,933	30,381	41,137

Financial income		4,269	3,478	4,830
Financial expenses		(1,001)	(1,124)	(1,397)
Net financing income		3,268	2,354	3,433
Profit before tax		27,201	32,735	44,570
Income tax expense	2	(7,616)	(8,985)	(12,830)
Profit for the period		19,585	23,750	31,740
Basic earnings per share (cents)	3	16.66	20.81	27.67
Diluted earnings per share (cents)	3	16.43	19.93	26.66
Adjusted diluted earnings per share (cents)	3	17.04	19.93	26.66

Consolidated statement of recognised income and expense
For the period ended
30 September 2007

	Q3 2007 Period from 2 July 2007 to 30 September 2007 (Unaudited) $'000	Q3 2006 Period from 3 July 2006 to 1 October 2006 (Unaudited) $'000	Q2 2007 Period from 2 April 2007 to 1 July 2007 (Unaudited) $'000
Actuarial gain/(loss) on net defined benefit obligations	794	(867)	2,458
Deferred tax on net defined benefit obligations recognised in equity	(174)	279	(803)
Foreign exchange translation differences on net defined benefit obligations	(173)	(63)	(202)
Foreign currency translation differences for foreign operations	(27)	-	-
Net income / (expense) recognised directly in equity	420	(651)	1,453
Profit for the period	10,538	7,731	5,941
Total recognised income and expense for the period	10,958	7,080	7,394

Consolidated statement of recognised income and expense
For the period ended
30 September 2007

	Year to date 2007 Period from	Year to date 2006 Period from

	1 January 2007 to 30 September 2007 (Unaudited) $'000	1 January 2006 to 1 October 2006 (Unaudited) $'000	Year ended 31 December 2006 (Audited) $'000
Actuarial gain/(loss) on net defined benefit obligations	5,356	1,639	(1,553)
Deferred tax on net defined benefit obligations recognised in equity	(1,594)	(290)	762
Foreign exchange translation differences on net define benefit obligations	(422)	(668)	(989)
Foreign currency translation differences for foreign operations	(27)	-	-
Net income / (expense) recognised directly in equity	3,313	681	(1,780)
Profit for the period	19,585	23,750	31,740
Total recognised income and expense for the period	22,898	24,431	29,960

Consolidated balance sheet
As at
30 September 2007

	As at 30 September 2007 (Unaudited) $'000	As at 1 July 2007 (Unaudited) $'000	As at 31 December 2006 (Audited) $'000	As at 1 October 2006 (Unaudited) $'000
Assets				
Property, plant and equipment	33,193	32,942	31,439	31,181
Intangible assets	46,749	6,978	1,091	1,178
Deferred tax assets	-	1,897	3,330	6,801
Total non-current assets	79,942	41,817	35,860	39,160
Inventories	24,412	23,920	22,336	27,782
Trade and other receivables	40,912	30,569	25,107	36,811
Short-term deposits	63,846	68,398	52,348	42,441
Cash and cash equivalents	15,755	42,716	47,077	40,038
Total current assets	144,925	165,603	146,868	147,072
Total assets	224,867	207,420	182,728	186,232
Equity				
Issued capital	198	197	196	195
Share premium account	58,382	57,021	55,823	55,363
Capital redemption reserve	497	497	497	497

Retained earnings	103,766	110,370	104,475	98,767
Total equity attributable to equity holders of the parent	162,843	168,085	160,991	154,822
Liabilities				
Employee benefits	5,733	6,225	10,257	6,527
Deferred tax liabilities	5,022	-	-	-
Trade and other payables	6,800	550	-	-
Total non-current liabilities	17,555	6,775	10,257	6,527
Income tax payable	4,129	3,536	193	1,255
Trade and other payables	40,340	29,024	11,287	23,628
Total current liabilities	44,469	32,560	11,480	24,883
Total liabilities	62,024	39,335	21,737	31,410
Total equity and liabilities	224,867	207,420	182,728	186,232

Consolidated statement of cash flows
For the period ended 30 September 2007

	Q3 2007 Period from 2 July 2007 to 30 September 2007 (Unaudited) $'000	Q3 2006 Period from 3 July 2006 to 1 October 2006 (Unaudited) $'000	Q2 2007 Period from 2 April 2007 to 1 July 2007 (Unaudited) $'000
Cash flows from operating activities			
Profit for the period	10,538	7,731	5,941
Adjustments for:			
Depreciation and amortisation	3,043	1,675	2,032
Foreign exchange losses/(gains)	74	31	185
Net financing income	(984)	(930)	(1,142)
Equity-settled share-based payment expenses	1,699	863	1,853
Income tax expense	4,121	2,973	2,275
Operating profit before changes in working capital	18,491	12,343	11,144
Increase in inventories	(492)	(3,089)	(3,428)
(Increase) / decrease in trade and other receivables	(9,641)	(8,184)	(5,245)
Increase / (decrease) in trade and other payables	6,694	5,677	4,859
Increase in provisions and employee benefits	56	74	53
Cash generated from the operations	15,108	6,821	7,383

Income taxes paid	(3,576)	(3,833)	(6)
Net cash inflow from operating activities	11,532	2,988	7,377

Consolidated statement of cash flows (continued)
For the period ended 30 September 2007

	Q3 2007 $'000	Q3 2006 $'000	Q2 2007 $'000
Cash flows from investing activities			
Interest received	1,299	1,247	794
Acquisition of property, plant and equipment and intangible assets	(4,435)	(1,683)	(794)
Acquisition of subsidiary, net of cash acquired	(22,357)	-	-
Amounts withdrawn from / (placed on) short-term deposits	4,552	(6,592)	(1,385)
Net cash outflow from investing activities	(20,941)	(7,028)	(1,385)
Cash flows from financing activities			
Proceeds from the issue of share capital	894	3,521	577
Net purchase of own shares held under trust	(18,347)	(252)	-
Interest paid	(9)	(4)	(14)
Repayment of borrowings and finance lease liabilities	-	-	-
Net cash (outflow) / inflow from financing activities	(17,462)	3,265	563
Net (decrease) / increase in cash and cash equivalents	(26,871)	(775)	6,554
Cash and cash equivalents at start of period	42,716	40,839	36,283
Effect of exchange rate fluctuations on cash held	(90)	(26)	(121)
Cash and cash equivalents at end of period	15,755	40,038	42,716
Cash and cash equivalents at end of period	15,755	40,038	42,716
Short-term deposits at end of period	63,846	42,441	68,398
Total cash and short-term deposits at end of period	79,601	82,479	111,114

Consolidated statement of cash flows

For the period ended 30 September 2007	Year to date 2007 Period from 1 January	Year to date 2006 Period from 1 January

	2007 to 30 September 2007 (Unaudited) $'000	2006 to 1 October 2006 (Unaudited) $'000	Year ended 31 December 2006 (Audited) $'000
Cash flows from operating activities			
Profit for the period	19,585	23,750	31,740
Adjustments for:			
Depreciation and amortisation	7,066	4,841	6,792
Foreign exchange losses/(gains)	322	(167)	34
Net financing income	(3,268)	(2,354)	(3,433)
Equity-settled share-based payment expenses	5,281	2,531	3,331
Income tax expense	7,616	8,985	12,830
Operating profit before changes in working capital	36,602	37,586	51,294
Increase in inventories	(2,076)	(11,858)	(6,412)
(Increase) / decrease in trade and other receivables	(14,235)	(2,396)	9,770
Increase / (decrease) in trade and other payables	19,420	(2,395)	(13,804)
Increase in provisions and employee benefits	170	199	280
Cash generated from the operations	39,881	21,136	41,128
Income taxes paid	(4,142)	(2,656)	(2,657)
Net cash inflow from operating activities	35,739	18,480	38,471

Consolidated statement of cash flows (continued)	Year to date 2007	Year to date 2006	Year ended 31 December 2006
For the period ended 30 September 2007			
	$'000	$'000	$'000
Cash flows from investing activities			
Interest received	2,913	2,664	3,342
Acquisition of property, plant and equipment and intangible assets	(6,481)	(5,486)	(8,539)
Acquisition of subsidiary, net of cash acquired	(25,600)	-	-
Amounts withdrawn from / (placed on) short-term deposits	(11,498)	(2,601)	(12,508)
Net cash outflow from investing activities	(40,666)	(5,423)	(17,705)
Cash flows from financing activities			
Proceeds from the issue of share capital	2,093	4,833	5,294
Net purchase of own shares held under trust	(28,175)	(2,612)	(3,626)
Interest paid	(33)	(679)	(693)
Repayment of borrowings and finance lease liabilities	-	(15,813)	(15,813)
Net cash (outflow) / inflow from financing activities	(26,115)	(14,271)	(14,838)
Net (decrease) / increase in cash			

and cash equivalents	(31,042)	(1,214)	5,928
Cash and cash equivalents at start of period	47,077	41,135	41,135
Effect of exchange rate fluctuations on cash held	(280)	117	14
Cash and cash equivalents at end of period	15,755	40,038	47,077
Cash and cash equivalents at end of period	15,755	40,038	47,077
Short-term deposits at end of period	63,846	42,441	52,348
Total cash and short-term deposits at end of period	79,601	82,479	99,425

Notes to the financial information.

1. Accounting policies - basis of preparation

This press release contains the financial information of the Wolfson Microelectronics plc (the "Company") and its subsidiaries (together referred to as the "Group") for the thirteen and thirty-nine week periods ended 30 September 2007. The Group operates a thirteen week quarter with four weeks in the first two months and five weeks in the final month of each quarter.

The financial information is prepared on the historical cost basis and is presented in United States Dollars, rounded to the nearest thousand.

The figures for the financial year ended 31 December 2006 are not the company's statutory accounts for that financial year. The statutory accounts for the year ended 31 December 2006, which were prepared in accordance with International Financial Reporting Standards ("IFRSs") as adopted by the EU, have been reported on by the Company's auditors and delivered to the Registrar of Companies. The report of the auditors was (i) unqualified, (ii) did not include references to any matters to which the auditors drew attention by way of emphasis without qualifying their report and (iii) did not contain statements under section 237 (2) or (3) of the Companies Act 1985.

This financial information has been prepared applying the accounting policies and presentation that were applied in the preparation of the company's published consolidated financial statements for the year ended 31 December 2006.

2. Income tax expense

The income tax expense for the period ended 30 September 2007 reflects the estimated total effective rate on profit before taxation for the Group of approximately 28% for the year ending 30 December 2007.

Current tax payable for the current and prior periods is classified as a current liability to the extent that it is unpaid. The amount of current tax payable is reduced by the tax relief available when share options are exercised by employees. It is not possible to predict the timing of this relief as it is dependent on the decisions of individual share option holders.

3. Earnings per share

Q3 2007	Q3 2006	Q2 2007	Year	Year

	Period from 2 July 2007 to 30 September 2007 $000	Period from 3 July 2006 to 1 October 2006 $000	Period from 2 April 2007 to 1 July 2007 $000	to date 2006 Period from 1 January to 2007 to 30 September 2007 $000	to date 2007 Period from 1 January 2006 to 1 October 2006 $000	Year ended 31 December 2006 $000
Profit for the period attributable to ordinary shareholders (basic and diluted)	10,538	7,731	5,941	19,585	23,750	31,740
Amortisation of acquired intangible assets*	621	-	54	729	-	-
Profit for the period attributable to ordinary shareholders (adjusted diluted)	11,159	7,731	5,995	20,314	23,750	31,740
	cents	cents	cents	cents	cents	cents
Basic earnings per share	8.93	6.71	5.06	16.66	20.81	27.67
Diluted earnings per share	8.84	6.48	4.98	16.43	19.93	25.66
Adjusted diluted earnings per share	9.36	6.48	5.03	17.04	19.93	25.66

* After the estimated tax impact of this charge

The weighted average number of ordinary shares used in the calculation of basic and diluted earnings per share for each period were calculated as follows:

3. Earnings per share (continued)

Q3 2007	Q3 2006	Q2 2007	Year to date 2007	Year to date 2006
Period from 2	Period from 3	Period from 2	Period from 1	Period from 1 from 1

	July 30 2007 to 30 September 2007	July 2006 to 1 October 2006	April 2007 to 1 July 2007	January 2007 to 30 September 2007	January 2006 to 1 October 2006	Year ended 31 December 2006
	No. of shares	No. of shares	No. of shares	No. of shares	No. of shares	No. of shares
Issued ordinary shares at start of period	117,639,605	114,174,901	117,307,786	117,082,873	112,414,560	112,414,560
Effect of shares issued during the period from exercise of employee share options	324,862	1,007,538	178,525	458,289	1,733,623	2,296,641
Effect of shares issued during the period as part of the consideration for the acquisition of subsidiary	55,013	-	-	18,338	-	-
Weight average number of ordinary shares at end of period - for basic earnings per share	118,019,480	115,182,439	117,486,311	117,559,500	114,148,183	114,711,201
Effect of share options in issue	1,224,436	4,168,169	1,714,912	1,651,742	5,026,529	4,358,400
Weighted average number of ordinary shares at end of period - for diluted earnings per share	119,243,916	119,350,608	119,201,223	119,211,242	119,174,712	119,069,601

4. Reconciliation of movement in capital and reserves

	Share capital	Share premium	Capital redemption reserve	Retained earnings	Total equity
	$000	$000	$000	$000	$000
Balance at 1 January 2007	196	55,823	497	104,475	160,991
Total recognised income and expense	-	-	-	22,898	22,898
Equity settled transactions, including tax effect	-	-	-	4,568	4,568
Share options exercised by employees	2	2,091	-	-	2,093
Shares issued as part of the consideration for acquisition of subsidiary	-	468	-	-	468
Company shares acquired by trusts	-	-	-	(28,175)	(28,175)
Balance at 30 September 2007	198	58,382	497	103,766	162,843

5. Reconciliation of normalised profit before tax

	Q3 2007 Period from 2 July 2007 to 30 September 2007 (Unaudited) $'000	Q3 2006 Period from 3 July 2006 to 1 October 2006 (Unaudited) $'000	Q2 2007 Period from 2 April 2007 to 1 July 2007 (Unaudited) $'000
Profit before tax	14,659	10,704	8,216
Share-based payment expenses	1,699	863	1,853
Amortisation of acquired intangible assets	863	-	75
Non-recurring item	-	5,771	-
Normalised profit before tax	17,221	17,338	10,144

	Year to date 2007 Period from 1 January 2007 to 30 September 2007 (Unaudited) $'000	Year to date 2006 Period from 1 January 2006 to 1 October 2006 (Unaudited) $'000	Year ended December 31 2006 (Audited) $'000
Profit before tax	27,201	32,735	44,570
Share-based payment expenses	5,281	2,531	3,331
Amortisation of acquired intangible assets	1,013	-	-
Non-recurring item	-	5,771	5,771
Normalised profit before tax	33,495	41,037	53,672

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Regulatory Announcement

Go to market news section

Free annual report 

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Total Voting Rights
Released	09:07 01-Nov-07
Number	8017G

wolfson microelectronics

RNS Number:8017G
Wolfson Microelectronics PLC
01 November 2007

Edinburgh, 1 November 2007

Wolfson Microelectronics plc ("the Company")
Voting rights and capital

This notification is made in conformity with the provisions of the Financial Services Authority's ("FSA") Disclosure and Transparency Rules.

The Company's capital consists of 118,173,089 ordinary shares of 0.1 pence each with each share carrying the right to one vote. No shares are held in Treasury. Accordingly, the total number of voting rights in the Company is 118,173,089.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

Enquiries:
Mark Cubitt, Company Secretary
0131 272 7000

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Appointment of Chairman
Released	07:01 12-Nov-07
Number	4540H


wolfson
microelectronics

12 November 2007

Wolfson Microelectronics plc
(Wolfson or "the Company")

Michael Ruettgers appointed to succeed John Carey as Chairman

Wolfson is pleased to announce the appointment of Michael Ruettgers, Senior Advisor and Retired Chairman of EMC Corporation, as non-executive director and Chairman of Wolfson, and Chairman of the Company's Nomination Committee, with effect from 1 January 2008.

John Carey is to retire as Chairman on 31 December 2007, although he will be continuing as a non-executive director of the Company.

John Carey said: "I am very pleased that Michael is going to succeed me as Chairman. Throughout an impressive business career, he has driven growth and transformation. Wolfson is a business with real potential and will greatly benefit from his leadership, experience and capabilities."

Dave Shrigley, Chief Executive of Wolfson, said: "I would like to extend the Board's thanks to John for his exceptional contribution to the development and success of Wolfson. During his period as Chairman, the Company has grown from a small private start-up to a successful public company.

"We are delighted that Michael Ruettgers is joining us as our new Chairman. He brings to Wolfson an outstanding track record as a global industry leader. We believe that now is the right time in the Company's evolution for a fresh, external perspective towards the leadership of the Board, and Mike's experience of managing change in fast-growing, innovative businesses will be invaluable to Wolfson as we drive the business forward."

Michael Ruettgers said: "I am really looking forward to joining Wolfson at this exciting time. Wolfson has built a strong reputation in the semiconductor industry and has developed close customer relationships with many global consumer electronics companies. I am very excited at the prospect of working with the Board to build on this platform for sustained long-term growth."

Michael Ruettgers is currently a non-executive director at the Orvis Company, Inc. and is the lead independent director at the Raytheon Company. He was previously a non-executive director at PerkinElmer Inc.

There are no additional details that are required to be disclosed under paragraph LR 9.6.13 R of the Listing Rules of the Financial Services Authority.

- ends -

Biographical details are attached.

Enquiries:

Wolfson Microelectronics	
Dave Shrigley	0131 272 7000
Corfin Communications	
Harry Chathli, Neil Thapar	020 7977 0020

BIOGRAPHICAL NOTES

Michael Ruettgers, 64, joined EMC Corporation in 1988 and served as its Chief Executive Officer from 1992 until January 2001, before becoming Executive Chairman and finally Chairman until 2005. Under his leadership, EMC achieved dramatic growth over more than a decade. From his arrival through year-end 2000, EMC's revenues grew from $120 million to nearly $9 billion. EMC is now the world's leading digital storage company; it is listed on the New York Stock Exchange and has a market value that exceeds $48bn.

END

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Regulatory Announcement

Company	Wolfson Microelectronics PLC
TIDM	WLF
Headline	Director/PDMR Shareholding
Released	07:01 14-Nov-07
Number	6711H

wolfson microelectronics

RNS Number:6711H
Wolfson Microelectronics PLC
14 November 2007

14 November 2007

Wolfson Microelectronics plc
('Wolfson' or 'the Company')

Share Purchase by Director

Wolfson was notified on 13 November 2007 of the following share purchase by Dave Shrigley who is a director of the Company:

On 13 November 2007, David Shrigley, Chief Executive, purchased 25,000 ordinary shares in the Company at $4.3216 (208 pence) per share. Following the purchase, Mr Shrigley's total holding increased to 49,200 ordinary shares, representing 0.04% of the issued share capital of the Company.
This notification is given in accordance with the DTR3.1.2R of sections 324 to 328 of the Companies Act 1985.

Enquiries:

Wolfson Microelectronics

Dave Shrigley, CEO 0131 272 7000
Mark Cubitt, Finance Director

Corfin Communications
Harry Chathli, Neil Thapar 020 7977 0020

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number SC089839

Company name in full Wolfson Microelectronics plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	01	11	2007	01	11	2007

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	1,625		
Nominal value of each share	0.1 pence		
Amount (if any)paid or due on each share (including any share premium)	204.5 pence		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted (This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode
This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff, CF14 3UZ — DX33050 Cardiff
For companies registered in England & Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX235 Edinburgh or LP – 4 Edinburgh 2
For companies registered in Scotland

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
	Class of shares allotted	**Number allotted**
Name: Cazenove Nominees Ltd	ORDINARY	1,625
Address: 20 Moorgate, LONDON		
UK Postcode: EC2R 6DA		
	Class of shares allotted	**Number allotted**
Name:		
Address:		
UK Postcode:		
	Class of shares allotted	**Number allotted**
Name:		
Address:		
UK Postcode:		
	Class of shares allotted	**Number allotted**
Name:		
Address:		
UK Postcode:		
	Class of shares allotted	**Number allotted**
Name:		
Address:		
UK Postcode:		

Please enter the number of continuation sheets (if any) attached to this form ____

Signed [signature] **Date** 6/11/07

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~ Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the *public record*.		
		Tel
	DX number	DX exchange


Companies House
— for the record —

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	SC089839
Company name in full	Wolfson Microelectronics plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)

From Day	From Month	From Year	To Day	To Month	To Year
02	11	2007	05	11	2007

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	22,006	36,797	14,669
Nominal value of each share	0.1 pence	0.1 pence	0.1 pence
Amount (if any)paid or due on each share (including any share premium)	204.5 pence	173.25 pence	204.5 pence

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted (This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode
This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff, CF14 3UZ — DX33050 Cardiff
For companies registered in England & Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX235 Edinburgh or LP – 4 Edinburgh 2
For companies registered in Scotland

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
	Class of shares allotted	**Number allotted**
Name: Cazenove Nominees Ltd **Address:** 20 Moorgate, LONDON **UK Postcode:** EC2R 6DA	ORDINARY	22,006
	ORDINARY	36,797
	ORDINARY	4,195
	Class of shares allotted	**Number allotted**
Name: Vidacos Nominees **Address:** Citigroup Centre, Level 20 Canada Square, Canary Wharf, LONDON **UK Postcode:** E14 5LB	ORDINARY	10,474
	Class of shares allotted	**Number allotted**
Name: **Address:** **UK Postcode:**		
	Class of shares allotted	**Number allotted**
Name: **Address:** **UK Postcode:**		
	Class of shares allotted	**Number allotted**
Name: **Address:** **UK Postcode:**		

Please enter the number of continuation sheets (if any) attached to this form ____

Signed [signature] **Date** 6/11/2007

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~ Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.	
	Tel
	DX number DX exchange


Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	SC089839
Company name in full	Wolfson Microelectronics plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From Day	From Month	From Year	To Day	To Month	To Year
	05	11	2007	05	11	2007

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	4,167	1,667	
Nominal value of each share	0.1p	0.1p	
Amount (if any)paid or due on each share (including any share premium)	204.5p	173.25p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted (This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode
This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff, CF14 3UZ — DX33050 Cardiff
For companies registered in England & Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX235 Edinburgh or LP – 4 Edinburgh 2
For companies registered in Scotland

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
	Class of shares allotted	**Number allotted**
Name: Cazenove Nominees Ltd **Address:** 20 Moorgate, LONDON **UK Postcode:** EC2R 6DA	ORDINARY	5,106
	Class of shares allotted	**Number allotted**
Name: Kevin Gallagher **Address:** 40 (3F2) Roseburn St. Edinburgh **UK Postcode:** EH12 5PN	ORDINARY	728
	Class of shares allotted	**Number allotted**
Name: **Address:** **UK Postcode:**		
	Class of shares allotted	**Number allotted**
Name: **Address:** **UK Postcode:**		
	Class of shares allotted	**Number allotted**
Name: **Address:** **UK Postcode:**		

Please enter the number of continuation sheets (if any) attached to this form ____

Signed ______________________ **Date** 9/11/07

A director ~~/ secretary / administrator / administrative receiver / receiver manager / receiver~~   Please delete as appropriate

You do not have to give any contact information in the box opposite but if *you do, it will help Companies House* to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.	
	Tel
	DX number DX exchange

Names and addresses of the allottees (List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name: Cazenove Nominees Ltd Address: 20 Moorgate, LONDON UK Postcode: EC2R 6DA	ORDINARY	2,084
	ORDINARY	4,167
	Class of shares allotted	Number allotted
Name: Address: UK Postcode:		
	Class of shares allotted	Number allotted
Name: Address: UK Postcode:		
	Class of shares allotted	Number allotted
Name: Address: UK Postcode:		
	Class of shares allotted	Number allotted
Name: Address: UK Postcode:		

Please enter the number of continuation sheets (if any) attached to this form ____

Signed [signature] **Date** 9/11/2007

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~ Please delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.	
	Tel
	DX number DX exchange


Companies House
for the record

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHWP000

Company Number	SC089839
Company name in full	Wolfson Microelectronics plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

From Day	From Month	From Year	To Day	To Month	To Year
09	11	2007	09	11	2007

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	2,084	4,167	
Nominal value of each share	0.1p	0.1p	
Amount (if any)paid or due on each share (including any share premium)	204.5p	173.25p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted (This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)			

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House receipt date barcode
This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff, CF14 3UZ — DX33050 Cardiff
For companies registered in England & Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX235 Edinburgh or LP – 4 Edinburgh 2
For companies registered in Scotland


END